FORM 6-K

                 SECURITIES AND EXCHANGE COMMISSION
                       Washington, D.C. 20549


                  Report of Foreign Private Issuer


                 Pursuant to Rule 13a-16 or 15d-16
              of the Securities Exchange Act of 1934


                           06 November 2002


                             mmO2 plc


                        Wellington Street
                Slough, Berkshire SL1 1YP, England

             (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F..X...    Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                         Yes .....   No ..X...


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82 ________


Enclosure:

Copy of announcement regarding the company's obligation to file a Holding(s) in Company sent to the London Stock Exchange on (06 November 2002)







                                  SCHEDULE 10

                   NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company
mmO2 plc

2. Name of shareholder having a major interest
Standard Life Investments

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18
In respect of 2 above

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them
Stanlife Nominees Limited

1 George Street

Edinburgh EH2 2LL





5. Number of shares / amount of stock acquired




6. Percentage of issued class




7. Number of shares / amount of stock disposed
34,361,640

8. Percentage of issued class
0.396%

9. Class of security
Ordinary shares of 0.1p each

10. Date of transaction
5 November 2002

11. Date company informed
6 November 2002

12. Total holding following this notification
234,606,434

13. Total percentage holding of issued class following this notification
2.618%

14. Any additional information
Notification in respect of section 198 Companies Act 1985

15. Name of contact and telephone number for queries
Deborah Russell, 01753 628096

16. Name and signature of authorised company official responsible for making this notification
Deborah Russell

Date of notification
6 November 2002

The FSA does not give any express or implied warranty as to the accuracy of this document or material and does not accept any liability for error or omission. The FSA is not liable for any damages (including, without limitation, damages for loss of business or loss of profits) arising in contract, tort or otherwise from the use of or inability to use this document, or any material contained in it, or from any action or decision taken as a result of using this document or any such material.

                             SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 mmO2 plc


Date: 06 November 2002                  By:___/s/ Robert Harwood___

                                           ROBERT HARWOOD
                                           Assistant Secretary